SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number : 1-14118

MATERIAL CHANGE REPORT

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Form 51  –  102F3

Material Change Report

Item 1     Name and Address of Company

Quebecor World Inc.
612 St-Jacques Street
Montreal, Quebec
H3C 4M8

Item 2     Date of Material Change

August 2, 2005.

Item 3     News Release

A press release was issued by Quebecor World Inc. on August 2, 2005. A copy of the press release is annexed hereto and forms an integral part hereof.

Item 4     Summary of Material Change

Appended hereto is the Press Release that Quebecor World Inc. issued on the wire on August 2, 2005 and that it also filed on SEDAR on the same date.

Item 5     Full Description of Material Change

See Item 4 above.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For any inquiries with respect to this material change report, please contact:

Philippe Cloutier
Director, Finance and Investor Relations
Quebecor World Inc.
(514) 877-5147
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

John Hartz
Sloane & Company
On behalf of Yellow Book USA
(212) 446-1872

Item 9     Date of report

August 17, 2005.

(signed) Marie-É. Chlumecky
__________________________________

Marie-É. Chlumecky
Quebecor World Inc.
Assistant Secretary

August 2, 2005                                                                                                                                   06/05

For immediate release                                                                                                                     page 1 of 2

QUEBECOR WORLD AND YELLOW BOOK USA SIGN
$900 MILLION DIRECTORY PRINTING CONTRACT

– ONE OF THE WORLD'S LARGEST DIRECTORY PRINTING AGREEMENTS –

Montréal, Canada and Uniondale, NY – The Board of Directors of Quebecor World Inc. (NYSE:IQW, TSX:IQW.SV)and Yellow Book USA, part of Yell Group plc, today announced the signing of a multi-year contract for the printing of Yellow Book's yellow pages directories. Yellow Book is one of the largest US directory publishers in terms of printed volume and this agreement is believed to be one of the largest ever signed between a printer and a directory publisher.

The contract, which runs through 2017, is anticipated to be in the amount of approximately $900 million over its term and will involve the printing of more than a trillion pages on paper containing recycled content. It extends and expands the existing relationship between the two companies. Quebecor World will increase its production for Yellow Book from just over one third of its volume at present to all of it by 2007 and will expand its North American directory printing network capacity to service the new volume.

"Quebecor World's unique global network and its creative, distributed manufacturing solutions will allow both firms to generate significant supply chain efficiencies," said Joe Walsh, President and Chief Executive Officer of Yellow Book USA. "Their commitment to expand capacity to support our rapid ongoing growth is compelling."

"At Quebecor World we are committed to investing in the leading edge technologies necessary to provide our customers with a competitive edge in their marketplace," commented Pierre Karl Péladeau, President and Chief Executive Officer, Quebecor World Inc. He added, "This long term, enabling contract supports just such an investment."

"We are very pleased that Yellow Book has recognized the value we can bring to their business," said Kevin Clarke, President, Quebecor World's U.S. Book and Directory Services. "No other supplier can better support a publisher with premium products produced more rapidly and closer to their markets."

                                                                                                                                                             Page 2 of 2

About Yellow Book USA:
Established in 1930, Yellow Book USA is the oldest and largest independent yellow pages publisher in the nation. In recent years, Yellow Book has made a number of strategic acquisitions and entered scores of new markets. With the recent acquisition of TransWestern Publishing, Yellow Book will publish approximately 900 directories in 46 states, plus the District of Columbia with a distribution of over 100 million directories.

Web address: www.yellowbook.com

About Quebecor World Inc.:
Quebecor World Inc. (NYSE: IQW, TSX: IQW.SV) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has approximately 35,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:
Philippe Cloutier Director, Finance and Investor Relations Quebecor World Inc. (514) 877-5147 (800) 567-7070
Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070
John Hartz Sloane & Company On behalf of Yellow Book USA (212) 446-1872

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Marie Chlumecky

Name:   Marie-É. Chlumecky
Title:      Assistant Secretary

Date:     August 17, 2005